UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO
RULE 13A-16 OR 15D-16 UNDER THE SECURITIES
 EXCHANGE ACT OF 1934

For the month of June 2017

Commission File Number:  001-33179

AEGEAN MARINE PETROLEUM NETWORK INC.
(Translation of registrant's name into English)

10, Akti Kondili
185 45, Piraeus
 Greece
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F [ X ]     Form 40-F [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ________.

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ________.

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

On June 8, 2017, Aegean Marine Petroleum Network Inc. (the "Company") held its 2017 Annual Meeting of Shareholders (the "Annual Meeting"). There were a total of 39,446,322 shares of the Company's common stock outstanding and entitled to vote at the Annual Meeting. Holders of 29,788,594 shares, representing 75.52% of the Company's outstanding shares of common stock entitled to vote as of the record date for the meeting, participated in person or by proxy.

At the Annual Meeting, the Company's shareholders voted on the following matters and cast their votes as described below.

1.          Election of Class B Directors to serve until the Company's 2020 Annual Meeting of Shareholders and until their successors are elected and qualified or until their earlier resignation or removal:

Name of Director	Results
Peter Georgiopoulos	Did not receive the majority of the votes cast
John Tavlarios	Did not receive the majority of the votes cast
Spyridon Fokas	Received the majority of the votes cast

2.          The ratification of the appointment of PricewaterhouseCoopers S.A. ("PwC") as the Company's independent registered public accounting firm for the fiscal year ending December 31, 2017:

Results
Received the affirmative vote of a majority of the shares of stock represented at the Annual Meeting

As disclosed in our proxy statement relating to the Annual Meeting, directors are elected by a majority of the votes cast by the holders of shares entitled to vote in the election and the ratification of the appointment of PwC required the affirmative vote of a majority of the shares of stock represented at the Annual Meeting.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AEGEAN MARINE PETROLEUM NETWORK INC.
(registrant)

Dated: June 9, 2017	By: /s/ Spyridon Fokas
Name: Spyridon Fokas Title: General Counsel, Secretary and Director